Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

October 24, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah and Lynn Dicker

Re:	PowerUp Acquisition Corp. Form 10-K for Fiscal Year Ended December 31, 2023 Form 10-Q for Fiscal Quarter Ended June 30, 2024 File No. 001-41293

Dear Mr. Atallah and Ms. Dicker:

This response letter (this “Response”) is submitted on behalf of PowerUp Acquisition Corp. (the “Company”) in response to the comment that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Doss, dated October 15, 2024 (the “Comment Letter”), with respect to the Company’s annual report filed with the SEC on March 11, 2024 and quarterly reports filed with the SEC on June 5, 2024 and August 16, 2024 (each a “Quarterly Report”). The Company is concurrently submitting a first amendment to each Quarterly Report, which reflects the changes discussed in this Response that the Company made to address the Staff’s comment.

For reference purposes, the Staff’s numbered comment from the Comment Letter is set forth in bold text below, followed by the Company’s response to the comment. The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Item 6. Exhibits, page 27

1.	We note that your officer certifications at Exhibits 31.1 and 31.2 exclude the introductory language in paragraph 4 and paragraph 4(b) regarding responsibilities for establishing and maintaining internal control over financial reporting. Please amend your March 31 and June 30, 2024 Forms 10-Q to include certifications having all of the prescribed language as set forth in Item 601(b)(31)(i) of Regulation S-K. Your amendment may include only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Response: In response the Staff’s comments, the Company has filed Amendment No. 1 to the Quarterly Report for the period ended March 31, 2024 and Amendment No.1 to the Quarterly Report for the period ended June 30, 2024 to include in the certifications provided in Exhibits 31.1 and 31.2 to such filings paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting.

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California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 24, 2024

Thank you for your review and consideration of the matters set forth in this Response and in each amendment to the Quarterly Reports. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Howard Doss
Chief Financial Officer
PowerUp Acquisition Corp.